

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Filed on October 2, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated September 28, 2012 and have the following additional comment.

Overview, page 2

1. We note that the last sentence of the sixth paragraph on page three says you will run out of money "in the first quarter of 2013," the last sentence of the seventh paragraph says this will occur "sometime in fiscal year 2013," and the first sentence of the eighth paragraph states that based on the above, you "believe" that you "have enough cash to support our daily operations for the next 12 months." Please revise for consistency. Also reposition the statement that your funds will expire in the first quarter of 2013 to the second paragraph of the summary and put it in bold or advise why this material information should not be highlighted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
       Megan J. Penick, Esq.